Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31,
(Thousands of Dollars)	2023	2022

INCOME
Operating Revenues:
Utility Revenues	$1,010,516	$813,012
Exploration and Production and Other Revenues	1,026,198	931,237
Pipeline and Storage and Gathering Revenues	277,175	254,412
	2,313,889	1,998,661

Operating Expenses:
Purchased Gas	505,909	314,766
Operation and Maintenance:
Utility	199,743	182,725
Exploration and Production and Other	154,802	184,541
Pipeline and Storage and Gathering	143,865	130,433
Property, Franchise and Other Taxes	100,535	100,164
Depreciation, Depletion and Amortization	387,530	347,665
	1,492,384	1,260,294
Gain on Sale of Assets	12,736	—
Operating Income	834,241	738,367

Other Income (Expense):
Other Income (Deductions)	(1,247)	6,753
Interest Expense on Long-Term Debt	(117,486)	(120,591)
Other Interest Expense	(16,874)	(3,962)

Income Before Income Taxes	698,634	620,567

Income Tax Expense	121,763	147,410

Net Income Available for Common Stock	$576,871	$473,157

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$6.30	$5.18

Diluted:
Net Income Available for Common Stock	$6.25	$5.15

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	91,575,981	91,265,508

Used in Diluted Calculation	92,249,067	91,956,205